UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

HUGHES COMMUNICATIONS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Certain Options to Purchase HCI Common Stock, par value $0.001 per Share

(Title of Class of Securities)

444398101

(CUSIP Number of Common Stock Underlying Class of Securities)

Dean A. Manson, Esq.

Hughes Communications, Inc.

11717 Exploration Lane

Germantown, MD 20876

(301) 428-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to

Rosa A. Testani, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,219,394.43	$179.64

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Issuer’s common stock that were granted on April 24, 2008 and that are outstanding under the Hughes Communications, Inc. 2006 Equity and Incentive Plan as of March 17, 2009 will be eligible for exchange and will be tendered pursuant to the offer. These options have an aggregate value of $3,219,394.43 calculated based on a Black-Scholes option pricing model based on a price per share of the Issuer’s common stock of $13.03, the closing price of the Issuer’s common stock as reported on The Nasdaq Global Select Market as of March 17, 2009.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2009 issued by the Securities and Exchange Commission, equals $55.80 per million of the aggregate Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party: :	N/A

Form or Registration No.:	N/A	Date Filed: :	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

The information set forth under the captions “Introduction” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 19, 2009, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”) is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Hughes Communications, Inc., a Delaware corporation (the “Company”), is the issuer of the options subject to the Offer to Exchange. The Company’s principal executive offices are located at 11717 Exploration Lane, Germantown, MD 20876, and the telephone number at that address is (301) 428-5500.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employees of the Company and its subsidiaries (including eligible officers) resident in the United States to exchange all of his or her outstanding options to purchase shares of the Company’s Common Stock, par value $0.001 per share, granted under the Company’s 2006 Equity and Incentive Plan (the “2006 Plan”) on April 24, 2008 and that have an exercise price per share greater than the last reported sale price per share of the Company’s Common Stock on The Nasdaq Global Select Market on April 15, 2009 (“Eligible Options”) on a one-for-one basis for the grant of a new option to purchase shares of the Company’s Common Stock (each a “New Option”), upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form, attached hereto as Exhibit (a)(1)(B) (the “Election Form” and, together with the Offer to Exchange, as they may be amended or supplemented from time to time, the “Exchange Offer”). In conjunction with this offer, the Company is proposing to amend its 2006 Plan (the 2006 Plan as amended being the “Amended 2006 Plan”). Each New Option will be issued under the Company’s Amended 2006 Plan. The actual number of shares of the Company’s Common Stock subject to options to be exchanged in the Exchange Offer will depend on the number of shares of the Company’s Common Stock subject to Eligible Options tendered by eligible employees and accepted for exchange.

The information set forth in the Offer to Exchange under “Introduction,” “Summary Term Sheet—Questions and Answers,” “Risk Factors,” and the sections under “This Exchange Offer” titled Section 1 “Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” Section 5 “Acceptance of Eligible Options for Exchange; Issuance of New Options,” and Section 8 “Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

(c) Trading Market and Price.

The Eligible Options are not publicly traded. The information set forth in the Offer to Exchange in the section under “This Exchange Offer” titled Section 7 “Price Range of Our Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company, which is the issuer of the Eligible Options, is the filing person and the subject Company. The information set forth in Item 2(a) above and in the Offer to Exchange in the sections under “This Exchange Offer” titled Section 9 “Information Concerning Us; Financial Information” and Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under “Introduction,” “Summary Term Sheet—Questions and Answers” and the sections under “This Exchange Offer” titled Section 1 “Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” Section 3 “Procedures for Tendering Eligible Options,” Section 4 “Withdrawal Rights,” Section 5 “Acceptance of Eligible Options for Exchange; Issuance of New Options,” Section 6 “Conditions of this Exchange Offer,” Section 8 “Source and Amount of Consideration; Terms of New Options,” Section 11 “Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer,” Section 12 “Legal Matters; Stockholder Approval and Regulatory Approvals,” Section 13 “Material United States Tax Consequences,” and Section 14 “Extension of Exchange Offer; Termination; Amendment” is incorporated herein by reference.

(b) Purchases.

The Company’s officers will be eligible to participate in the Offer to Exchange on the same terms and conditions as the Company’s other employees. The information set forth in the Offer to Exchange in the section under “This Exchange Offer” titled Section 10 “– Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange in the sections under “This Exchange Offer” titled Section 8 “Source and Amount of Consideration; Terms of New Options,” and Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange in the section under “This Exchange Offer” titled Section 2 “Purpose of This Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange in the sections under “This Exchange Offer” titled Section 5 “Acceptance of Eligible Options for Exchange; Issuance of New Options” and Section 11 “Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers” and in the section under “This Exchange Offer” titled Section 2 “Purpose of This Exchange Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange under “Introduction” and in the sections under “This Exchange Offer” titled Section 8 “Source and Amount of Consideration; Terms of New Options” and Section 15 “Fees and Expenses” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Exchange in the sections under “This Exchange Offer” titled Section 6 “Conditions of This Exchange Offer” and Section 12 “Legal Matters; Stockholder Approval and Regulatory Approvals,” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange in the section under “This Exchange Offer” titled Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange in the section under “This Exchange Offer” titled Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The financial information set forth in the Offer to Exchange in the sections under “This Exchange Offer” titled Section 9 “Information Concerning Us; Financial Information” and referenced in Section 16 “Additional Information” and included in Item 8 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008 (the “Annual Report”) is incorporated herein by reference. A copy of the financial statements contained in the Company’s Annual Report will be made available by the Company to any potential participants in this Exchange Offer upon request. The full text of the Company’s Annual Report as well as other documents the Company has filed with the Securities and Exchange Commission (the “SEC”), or will file with the SEC subsequent to the filing of this Tender Offer Statement on Schedule TO, can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov or can be obtained by contacting Sandi Kerentoff, the Company’s Senior Vice President, Human Resources and Administration, at (301) 428-5810.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under “Risk Factors,” and in the sections under “This Exchange Offer” titled Section 9 “Information Concerning Us; Financial Information,” Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” and Section 12 “Legal Matters; Stockholder Approval and Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Stock Options, dated March 19, 2009.

(a)(1)(B)*	Form of Hughes Communications, Inc. Stock Option Exchange Offer Election Form.

(a)(1)(C)*	Cover Letter to Offer to Exchange, dated March 19, 2009.

(a)(1)(D)*	Hughes Communications, Inc. Stock Options Exchange Program Highlights

(a)(1)(E)*	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form.

(a)(1)(F)*	Form of Communication to Functional Heads of Hughes Communications, Inc., dated March 19, 2009.

(a)(1)(G)*	Form of Replacement Hughes Communications, Inc. Stock Option Exchange Offer Election Form.

(a)(1)(H)*	Form of Reminder Communication Indicating Two Weeks Left to Make an Election in the Exchange Offer to Eligible Hughes Communications, Inc. Employees, to be delivered on or about April 2, 2009.

(a)(1)(I)*	Form of Reminder Communication Indicating One Week Left to Make an Election in the Exchange Offer to Eligible Hughes Communications, Inc. Employees, to be delivered on or about April 9, 2009.

(a)(1)(J)*	Form of Reminder Communication Indicating Two Days Left to Make an Election in the Exchange Offer to Eligible Hughes Communications, Inc. Employees, to be delivered on or about April 14, 2009.

(a)(1)(K)*	Form of Communication Indicating the April 15 Price and Final Opportunity to Make an Election in the Exchange Offer to Eligible Hughes Communications, Inc. Employees, to be delivered on or about April 15, 2009.

(a)(1)(L)*	Form of Final Hughes Communications, Inc. Stock Option Exchange Offer Election and Acceptance Confirmation Form.

(a)(1)(M)	Hughes Communications, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (incorporated herein by reference to the Annual Report on Form 10-K filed on March 5, 2009).

(a)(1)(N)	Definitive Proxy Statement on Schedule 14A for Hughes Communications, Inc. 2009 Annual Meeting of Stockholders to be held on April 15, 2009 (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by Hughes Communications, Inc. on March 19, 2009).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Hughes Communications, Inc. 2006 Equity and Incentive Plan (incorporated herein by reference to Exhibit 10.6 to Amendment No. 3 to the Registration Statement on Form S-1 of Hughes Communications, Inc. filed February 6, 2006).

(d)(2)	Form of Terms of Stock Options for grants to executive officers pursuant to the Hughes Communications, Inc. 2006 Equity and Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Hughes Communications, Inc. filed May 15, 2006).

(d)(3)	Form of Amended and Restated Hughes Communications, Inc. 2006 Equity and Incentive Plan (incorporated herein by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A for Hughes Communications, Inc. 2009 Annual Meeting of Stockholders to be held on April 15, 2009, filed with the Securities and Exchange Commission on March 19, 2009).

(d)(4)*	Form of Stock Option Agreement for grants of New Options to employees and officers pursuant to the proposed Amended and Restated Hughes Communications, Inc. 2006 Equity and Incentive Plan (incorporated herein by reference to Schedule A of the Offer to Exchange which is attached hereto as Exhibit (a)(1)(A)).

(g)	Not applicable.

(h)	Not applicable.

*	Filed electronically herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

HUGHES COMMUNICATIONS, INC.

/s/ Dean A. Manson
Name:	Dean A. Manson
Title:	Senior Vice President, General Counsel and Secretary

Date: March 19, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Stock Options, dated March 19, 2009.

(a)(1)(B)*	Form of Hughes Communications, Inc. Stock Option Exchange Offer Election Form.

(a)(1)(C)*	Cover Letter to Offer to Exchange, dated March 19, 2009.

(a)(1)(D)*	Hughes Communications, Inc. Stock Options Exchange Program Highlights

(a)(1)(E)*	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form.

(a)(1)(F)*	Form of Communication to Functional Heads of Hughes Communications, Inc., dated March 19, 2009.

(a)(1)(G)*	Form of Replacement Hughes Communications, Inc. Stock Option Exchange Offer Election Form.

(a)(1)(H)*	Form of Reminder Communication Indicating Two Weeks Left to Make an Election in the Exchange Offer to Eligible Hughes Communications, Inc. Employees, to be delivered on or about April 2, 2009.

(a)(1)(I)*	Form of Reminder Communication Indicating One Week Left to Make an Election in the Exchange Offer to Eligible Hughes Communications, Inc. Employees, to be delivered on or about April 9, 2009.

(a)(1)(J)*	Form of Reminder Communication Indicating Two Days Left to Make an Election in the Exchange Offer to Eligible Hughes Communications, Inc. Employees, to be delivered on or about April 14, 2009.

(a)(1)(K)*	Form of Communication Indicating the April 15 Price and Final Opportunity to Make an Election in the Exchange Offer to Eligible Hughes Communications, Inc. Employees, to be delivered on or about April 15, 2009.

(a)(1)(L)*	Form of Final Hughes Communications, Inc. Stock Option Exchange Offer Election and Acceptance Confirmation Form.

(a)(1)(M)	Hughes Communications, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (incorporated herein by reference to the Annual Report on Form 10-K filed on March 5, 2009).

(a)(1)(N)	Definitive Proxy Statement on Schedule 14A for Hughes Communications, Inc. 2009 Annual Meeting of Stockholders to be held on April 15, 2009 (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by Hughes Communications, Inc. on March 19, 2009).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Hughes Communications, Inc. 2006 Equity and Incentive Plan (incorporated herein by reference to Exhibit 10.6 to Amendment No. 3 to the Registration Statement on Form S-1 of Hughes Communications, Inc. filed February 6, 2006).

(d)(2)	Form of Terms of Stock Options for grants to executive officers pursuant to the Hughes Communications, Inc. 2006 Equity and Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Hughes Communications, Inc. filed May 15, 2006).

(d)(3)	Form of Amended and Restated Hughes Communications, Inc. 2006 Equity and Incentive Plan (incorporated herein by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A for Hughes Communications, Inc. 2009 Annual Meeting of Stockholders to be held on April 15, 2009, filed with the Securities and Exchange Commission on March 19, 2009).

(d)(4)*	Form of Stock Option Agreement for grants of New Options to employees and officers pursuant to the proposed Amended and Restated Hughes Communications, Inc. 2006 Equity and Incentive Plan (incorporated herein by reference to Schedule A of the Offer to Exchange which is attached hereto as Exhibit (a)(1)(A)).

(g)	Not applicable.

(h)	Not applicable.

*	Filed electronically herewith